UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


10035111

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|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 28/8 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broadpoint Capital, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 East 49th Street, 31st Floor
(No. and Street)

| New York | NY | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert I. Turner (212) 273-7109
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

| 300 Madison Avenue, 30th Floor | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 12 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AS 3/16

AS 3/16

## OATH OR AFFIRMATION

I, Peter J. McNierney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broadpoint Capital, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

C.E.O.

Title



Notary Public

Patricia A. Arciero-Craig
Notary Public, State of New York
No. 02AR5014119
Qualified in Albany County
Commission expires July 15, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**BROADPOINT CAPITAL, INC.**
(A wholly owned subsidiary of Broadpoint Gleacher Securities Group, Inc.)
SEC File # 8-02018

STATEMENT OF FINANCIAL CONDITION
December 31, 2009

**INDEX TO FINANCIAL STATEMENT**
**DECEMBER 31, 2009**

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

## Report of Independent Auditors

To the Shareholder of
Broadpoint Capital, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Broadpoint Capital, Inc. at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 10, 2010

**STATEMENT OF FINANCIAL CONDITION**
**(In thousands, except for share amounts)**

| | | December 31, 2009 |
|---|---|---|
| ASSETS | | |
| Cash and cash equivalents | $ | 12,826 |
| Cash segregated for regulatory purposes | | 100 |
| Receivables from: | | |
| Brokers, dealers and clearing agencies | | 18,646 |
| Affiliates and related parties | | 1,395 |
| Others | | 9,281 |
| Securities owned, held at clearing broker, at fair value, net | | 979,701 |
| Intangible assets | | 503 |
| Deferred tax assets, net | | 17,556 |
| Other assets | | 4,988 |
| Total assets | $ | 1,044,996 |
| | | |
| LIABILITIES AND SHAREHOLDER'S EQUITY | | |
| Liabilities | | |
| Payables to: | | |
| Brokers, dealers and clearing agencies | $ | 691,418 |
| Affiliates and related parties | | 46,520 |
| Others | | 804 |
| Securities sold, but not yet purchased, at fair value, net | | 72,988 |
| Accrued compensation | | 62,783 |
| Accounts payable | | 1,876 |
| Accrued expenses | | 1,353 |
| Income taxes payable | | 18,719 |
| Total liabilities, excluding subordinated debt | | 896,461 |
| COMMITMENTS AND CONTINGENCIES (see Note 9) | | |
| Subordinated debt | | 1,197 |
| Shareholder's equity | | 147,338 |
| Total liabilities and shareholder's equity | $ | 1,044,996 |

The accompanying notes are an integral
part of this financial statement

NOTES TO FINANCIAL STATEMENT

## NOTE 1. Significant Accounting Policies

Organization and Nature of the Business

Broadpoint Capital, Inc. (the "Company") is a wholly owned subsidiary of Broadpoint Gleacher Securities Group, Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA"), and various exchanges. The Company is an independent investment-bank that provides corporations and institutional investors with strategic, research-based investment opportunities, capital raising, and financial advisory services, including mergers and acquisitions, restructuring, recapitalization and strategic alternative analysis, as well as securities brokerage for institutional customers primarily in the United States.

Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board ("FASB") launched the FASB Accounting Standards Codification ("ASC") as the single authoritative source of U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (the "SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On its effective date, the ASC superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASC became non-authoritative. The Company adopted the ASC as it became effective for financial statements issued for annual periods ending after September 15, 2009. All such references to GAAP throughout the notes to the financial statements are references to the applicable ASCs.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not segregated for regulatory purposes or held for sale in the ordinary course of business. At December 31, 2009, the Company had $1.1 million in cash equivalents. Cash and cash equivalents of approximately of $11.5 million were held at one major financial institution.

Securities Transactions

Securities transactions in regular-way trades are recorded on the trade date, as if they had settled.

Fixed income securities owned and fixed income securities sold but not yet purchased, are valued using a variety of inputs, including observable market inputs when available. The Company utilizes observable market factors in determining fair value. Management also utilizes benchmark yields, reported trades for comparable trade sizes, issuer spreads, benchmark securities, bids and offers. These inputs relate either directly to the financial asset being evaluated or indirectly to a similar security (for example, another bond of the same issuer or a bond of a different issuer in the same industry with similar maturity, terms and conditions). Additionally for certain mortgage backed securities, management also considers various characteristics such as issuer, underlying collateral, prepayment speeds, cash flows and credit ratings. Management considers these pricing methodologies consistent with the assumptions made by other market participants in valuing similar financial assets.

Equity securities owned and equity securities sold but not yet purchased are valued at market value based on quoted market prices.

Resale and Repurchase Agreements

Transactions involving sales of securities under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are recorded at their contracted repurchase amounts plus accrued interest. The Company currently does not enter into purchases of securities under agreements to resell. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. It is the Company's policy to value collateral daily and to obtain excess collateral from counterparties, when appropriate.

At December 31, 2009, the Company had no outstanding repurchase agreements.

Derivative Financial Instruments

Derivative financial instruments are recorded at fair value in the Statement of Financial Condition as Securities owned and Securities sold, but not yet purchased.

The Company enters into derivatives to manage its risk exposures arising from our customer facilitation of mortgage backed and U.S. government securities trading. Derivatives entered into by the Company include purchase and sale agreements of to-be-announced ("TBA") mortgage-backed securities and exchange traded treasury futures contracts. When a forward contract exists for a when-issued security, such as a TBA security that provides a choice of settlement dates and delivery is made in the second nearest month or later, the TBA forward contract is accounted for as a derivative under ASC 815. The settlement of these transactions is not expected to have a material effect upon the Company's financial statements. Derivatives involve varying degrees of off-balance sheet risk, whereby changes in the level or volatility of interest rates, or market values of the underlying financial instruments may result in changes in the value of a particular financial instrument in excess of its carrying amount.

Fair Value of Financial Instruments

Substantially all of the financial instruments of the Company are reported on the Statement of Financial Condition at market or fair value, or at carrying amounts that approximate fair value, because of their short term nature, with the exception of subordinated debt. Financial instruments recorded at contractual amounts approximating fair value consist largely of receivables from and payables to brokers, dealers and clearing organizations, related parties and others. The carrying value of subordinated debt at December 31, 2009, approximated fair value based on current rates available.

Contingencies

The Company is subject to contingencies, including judicial, regulatory and arbitration proceedings, tax and other claims. The Company records reserves related to legal and other claims in Accrued expenses. The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to the amount of the claim, the amount of the loss, if any incurred by the other party, the basis and validity of the claim, the possibility of wrongdoing on the part of the Company, likely insurance coverage, previous results in similar cases and legal precedents and case law. Each legal proceeding is reviewed with counsel and any reserve is adjusted as deemed appropriate by management. Any change in the reserve amount is recorded in the financial statements and is recognized as a charge/credit to earnings in that period.

Legal Fees

The Company accrues legal fees as they are incurred.

Income Taxes

The Company files a consolidated federal and various combined state and local income tax returns with its Parent and separate tax returns with certain other states and localities. The income tax provision or benefit is computed on a separate return basis as a member of a controlled group.

NOTES TO FINANCIAL STATEMENT

Deferred income taxes are determined under the asset and liability method and are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between the financial statement basis and tax basis of existing assets and liabilities. The Company provides a valuation allowance against deferred tax assets ("DTA") when it is more likely than not that such DTAs will not be realized.

The Company recognizes tax benefits from uncertain tax positions only when tax positions meet the minimum probability threshold as defined by ASC 740-10-25, which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. The Company's continuing practice is to recognize interest and penalties related to income tax matters as a component of income tax.

## NOTE 2. Cash and Securities Segregated Under For Regulatory Purposes

At December 31, 2009, the Company segregated cash of $0.1 million in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission pertaining to outstanding checks issued to customers and vendors when the Company was self-clearing in prior years.

## NOTE 3. Receivables From and Payables to Brokers, Dealers and Clearing Agencies

Amounts receivable from brokers, dealers and clearing agencies consist of the following at:

| *(In thousands of dollars)* | December 31 2009 |
|---|---|
| Receivable from clearing agencies | $ 16,025 |
| Commissions receivables | 1,252 |
| Fees receivable | 618 |
| Deposits with clearing agencies | 751 |
| Total | $ 18,646 |

Amounts payable to brokers, dealers and clearing agencies consist of the following at:

| *(In thousands of dollars)* | December 31 2009 |
|---|---|
| Payable to clearing organization | $ 691,418 |
| Total | $ 691,418 |

Securities transactions are recorded on trade date, as if they had settled. The related amounts receivable from and payable for unsettled securities transactions are recorded net in Receivables or Payables to brokers, dealers and clearing agencies on the Statement of Financial Condition.

The clearing agencies may re-hypothecate certain securities held on behalf of the Company.

## NOTE 4. Receivables From and Payables to Others

Amounts receivable from or payable to others consist of the following at December 31:

| *(In thousands of dollars)* | | 2009 |
|---|---|---|
| Interest receivable | $ | 5,389 |
| Investment banking fees receivable | | 3,865 |
| Others | | 27 |
| Total receivables | $ | 9,281 |
| Draft payables | $ | 575 |
| Dividends payable | | 212 |
| Others | | 17 |
| Total payables | $ | 804 |

The Company maintains a group of "zero balance" bank accounts which are included in Payable to others on the Statement of Financial Condition. Drafts payable represent the balance in these accounts related to outstanding checks that have not yet been presented for payment at the bank. The Company has sufficient funds on deposit to clear these checks, and these funds will be transferred to the "zero-balance" accounts upon presentment.

## NOTE 5. Financial Instruments

Under ASC 820, fair value is defined as the price that would be received upon the sale of an asset or paid upon the transfer of a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

> Level 1: Quoted prices in active markets that the Company has the ability to access at the reporting date, for identical assets or liabilities. Prices are not adjusted for the effects, if any, of the Company holding a large block relative to the overall trading volume (referred to as a "blockage factor").
>
> Level 2: Directly or indirectly observable prices in active markets for similar assets or liabilities; quoted prices for identical or similar items in markets that are not active; inputs other than quoted prices (e.g., interest rates, yield curves, credit risks, volatilities); or "market corroborated inputs".
>
> Level 3: Unobservable inputs that reflect management's own assumptions about the assumptions market participants would make.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

ASC 820 also provides (i) general clarification guidance on determining fair value when markets are inactive including the use of judgment in determining whether a transaction in a dislocated market represents fair value, the inclusion of market participant risk adjustments when an entity significantly adjusts observable market data based on unobservable inputs, and the degree of reliance to be placed on broker quotes or pricing services as well as (ii) additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly declined and guidance on identifying circumstances that indicate a transaction is not orderly. These provisions do not have a material effect on the Company's financial statements.

Fair Valuation Methodology

**Cash Instruments** – These financial assets represent cash in banks or cash invested in highly liquid investments with original maturities less than 90 days that are not segregated for regulatory purposes or held for sale in the ordinary course of business. These investments are valued at par, which represent fair value, and are reported as Level 1.

**Securities Owned/Securities Sold But Not Yet Purchased** – These financial assets represent investments in fixed income and equity securities.

Fixed income securities which are traded in active markets include on-the-run treasuries, federal agency obligations, asset and mortgage backed securities including TBAs, corporate debt and preferred stock. The on-the-run treasuries and TBAs are generally traded in active, quoted and highly liquid markets. These assets are generally classified as Level 1. TBAs which are not issued within the next earliest date for issuance are treated as derivatives and are generally classified as Level 1. As there is no quoted market for investment grade debt, asset and mortgage backed securities, preferred stock and corporate debt, the Company utilizes observable market factors in determining fair value. These financial instruments are reported as Level 2. In certain circumstances, the Company may utilize unobservable inputs that reflect management's own assumptions about the assumptions market participants would make. These financial assets are reported as Level 3.

In determining fair value for Level 2 financial instruments, management utilizes benchmark yields, reported trades for comparable trade sizes, issuer spreads, benchmark securities, bids and offers. These inputs relate either directly to the financial asset being evaluated or indirectly to a similar security (for example, another bond of the same issuer or a bond of a different issuer in the same industry with similar maturity, terms and conditions). Additionally for certain mortgage backed securities, management also considers various characteristics such as issuer, underlying collateral, prepayment speeds, cash flows and credit ratings.

In determining fair value for Level 3 financial instruments, management maximizes the use of market observable inputs when available. Management utilizes factors such as bids that were received, spreads to the yield curve on similar offered financial assets, or comparing spreads to similar financial assets that traded and had been priced through an independent pricing source. Management considers these pricing methodologies consistent with assumptions in how other market participants value certain financial assets. These pricing methodologies involve management judgment and as a result, lead to a Level 3 classification.

Management then evaluates the fair value against other factors and valuation models it deems relevant. These factors may be a recent purchase or sale of the financial asset at a price that differs from the fair value based upon observable inputs or economic events that impact the value of the asset such as liquidity in the market, political events or observations of equity curves related to the issuer. These same factors are utilized to value Level 3 financial assets where no observable inputs are available.

Equity securities are valued at quoted market prices. These financial assets are reported as Level 1 when traded in active markets. When quoted prices are not available, valuation models are applied to these financial assets. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. Accordingly, these financial assets are recorded as Level 3.

**Derivatives** – In connection with mortgage-backed and U.S. government securities trading, the Company economically hedges certain exposure through the use of TBAs and exchange traded treasury futures contracts. TBAs, which are not due

to settle within the next earliest date for settlement, are accounted for as derivatives. These derivatives are traded in an active quoted market and therefore generally classified as Level 1.

**Transfers** – Assets transfer in and out of Level 3 based upon widening or tightening of spreads due to increased or decreased volumes and liquidity.

The following table summarizes the categorization of the financial instruments within the fair value hierarchy at December 31, 2009:

| *(In thousands of dollars)* | Assets at Fair Value | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Cash instruments (1) | $ 12,926 | $ - | $ - | $ 12,926 |
| Securities owned (2) | | | | |
| Preferred stock | - | 11,344 | 60 | 11,404 |
| Debt securities issued by U.S. Government and federal agency obligations | 29,718 | 870,529 | 5,082 | 905,329 |
| Corporate debt securities | - | 5,877 | 1 | 5,878 |
| Residential mortgage-backed securities | - | 69 | 5,177 | 5,246 |
| Commercial mortgage-backed securities | - | 80 | 32,585 | 32,665 |
| Collateralized debt obligations | - | - | 7,371 | 7,371 |
| Other debt obligations | - | - | 9,775 | 9,775 |
| Derivatives (2) | 2,033 | - | - | 2,033 |
| Total financial assets at fair value | $ 44,677 | $ 887,899 | $ 60,051 | $ 992,627 |

| *(In thousands of dollars)* | Liabilities at Fair Value | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Securities sold but not yet purchased (2) | | | | |
| U.S. Government and federal agency obligations | $ 66,946 | $ - | $ - | $ 66,946 |
| Corporate debt securities | - | 6,029 | - | 6,028 |
| Derivatives (2) | 13 | - | - | 13 |
| Total financial liabilities at fair value | $ 66,959 | $ 6,029 | $ - | $ 72,988 |

(1) Cash instruments includes cash equivalents of $1.1 million and Cash segregated for regulatory purposes of $0.1 million in the Statement of Financial Condition.

(2) Unrealized gains/(losses) relating to Derivatives are reported in Securities owned and Securities sold, but not yet purchased, at fair value in the Statement of Financial Condition.

The following tables summarize the changes in the Company's Level 3 financial instruments for the year ended December 31, 2009:

| (In thousands) | Other Debt Obligations | Commercial Mortgage-backed Securities | Residential Mortgage-backed Securities | Collateralized Debt Obligations | Debt Securities issued by U.S. Government And Federal Agency Obligations | Corporate Debt Securities | Preferred Stock | Total |
|---|---|---|---|---|---|---|---|---|
| Balance at December 31, 2008 | $ 2,348 | $ 1,165 | $ 20,868 | $ - | $ - | $ - | $ - | $ 24,381 |
| Realized gains/(losses) (1) | 287 | 4,574 | 257 | 737 | - | - | - | 5,855 |
| Unrealized gains/(losses) (1) | (38) | (72) | (1,469) | - | 1,147 | - | - | (432) |
| Purchases, issuances and settlements | 6,739 | 27,746 | (13,052) | 6,634 | 21 | - | - | 28,088 |
| Transfers in and/or out of Level 3 (2) | 439 | (828) | (1,427) | - | 3,914 | 1 | 60 | 2,159 |
| Balance at December 31, 2009 | $ 9,775 | $ 32,585 | $ 5,177 | $ 7,371 | $ 5,082 | $ 1 | $ 60 | $ 60,051 |
| Change in unrealized gains/(losses) on Level 3 assets still held at the reporting date (1) | $ (80) | $ (514) | $ (1,082) | $ - | $ 876 | $ - | $ - | $ (800) |

(1) Realized and unrealized gains/(losses) are reported in Principal transactions in the Statement of Operations.

(2) The Company reviews which level financial instruments are classified in on a quarterly basis. As the observability and strength of valuation attributes changes, reclassifications of certain financial assets or liabilities may occur between levels. The reporting of these reclassifications results in a transfer in/out of Level 3 at fair value in the quarter of the change. During the year there was a net transfer in to Level 3 of approximately $2.2 million. These transfers were primarily investment grade performing mortgage and asset backed securities.

## NOTE 6. Securities Owned and Sold, But Not Yet Purchased

Securities owned and sold, but not yet purchased, consisted of the following at December 31:

| | 2009 | |
|---|---|---|
| *(In thousands of dollars)* | Owned | Sold, But Not Yet Purchased |
| Marketable securities-fair value | | |
| U.S. Government and federal agency obligations | $ 905,329 | $ 66,946 |
| Non-agency mortgage-backed securities | 55,057 | - |
| Corporate obligations | 5,878 | 6,028 |
| Preferred stock | 11,404 | 1 |
| Derivatives | 2,033 | 13 |
| Total | $ 979,701 | $ 72,988 |

## NOTE 7. Intangible Assets

| (In thousands) | | December 31 2009 |
|---|---|---|
| Intangible assets (amortizable): | | |
| Broadpoint Debt Capital Markets - Customer relationship | | |
| Gross carrying amount | $ | 795 |
| Accumulated amortization | | (292) |
| Net carrying amount | | 503 |
| Total intangible assets | $ | 503 |

## NOTE 8. Other Assets

Other assets consist of the following:

| (In thousands) | | December 31, 2009 |
|---|---|---|
| Loans and advances | $ | 2,946 |
| Prepaid expenses | | 1,835 |
| Deposits | | 79 |
| Other | | 128 |
| Total | $ | 4,988 |

## NOTE 9. Commitments and Contingencies

Litigation

Due to the nature of the Company's business, the Company is exposed to risks associated with a variety of legal proceedings. These include litigations, arbitrations and other proceedings initiated by private parties and arising from underwriting, financial advisory or other transactional activities, client account activities and employment matters. Third parties who assert claims may do so for monetary damages that are substantial, particularly relative to the Company's financial position. In addition, the securities industry is highly regulated. The Company is subject to both routine and unscheduled regulatory examinations of their respective businesses and investigations of securities industry practices by governmental agencies and self-regulatory organizations. In recent years securities firms have been subject to increased scrutiny and regulatory enforcement activity. Regulatory investigations can result in substantial fines being imposed on the Company. Periodically the Company receives inquiries and subpoenas from the SEC, state securities regulators and self-regulatory organizations. The Company does not always know the purpose behind these communications or the status or target of any related investigation. The responses to these communications have in the past resulted in the Company being cited for regulatory deficiencies, although to date these communications have not had a material adverse effect on the Company's business.

From time to time the Company may take reserves in its financial statements with respect to legal proceedings to the extent it believes appropriate. However, accurately predicting the timing and outcome of legal proceedings, including the amounts of any settlements, judgments or fines, is inherently difficult insofar as it depends on obtaining all of the relevant facts (which is sometimes not feasible) and applying to them often-complex legal principles. Based on currently available information, the Company does not believe that any litigation, proceeding or other matter to which it is a party or otherwise involved will have a material adverse effect on its financial position.

Other

The Company utilizes various economic hedging strategies to actively manage its market, credit and liquidity exposures. This strategy includes the purchase and sale of securities on a when-issued basis and entering into exchange traded treasury futures contracts. At December 31, 2009, the Company had no open futures contracts, no outstanding underwriting commitments, no purchase agreements on TBA mortgage-backed securities, and had entered into sale agreements on TBA mortgage-backed securities in the notional amount of $280.5 million.

The Company is party to clearing agreements with clearing agents in connection with its securities trading activities. If the clearing agent incurs a loss, it has the right to pass the loss through to the Company which, as a result, exposes the Company to off-balance-sheet risk. The Company has retained the right to pursue collection or performance from customers who do not perform under their contractual obligations and monitors customer balances on a daily basis along with the credit standing of the clearing agent. The Company also indemnifies some clients against potential losses incurred for non-performance by the specified third-party service providers, including sub custodians. As the potential amount of losses during the term of this contract has no maximum, the Company believes there is no maximum amount assignable to these indemnifications. However, the Company believes that it is unlikely that any material payments will be made under these arrangements and therefore no liability related to these indemnifications has been recognized in the Statement of Financial Condition.

The Company provides representations and warranties to counterparties in connection with a variety of transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

## NOTE 10. **Related Party Transactions**

Advances

The Company periodically provides advances to its Parent and affiliates or receives advances from its Parent and affiliates. Typically, advances are to fund certain operating expenses, tax payments and capital purchases. These advances are included in Receivables from and Payable to Parent and affiliates on the Statement of Financial Condition.

Other

To the extent that employees of the Company participate in certain stock based benefit plans sponsored by the Company's Parent, the expense associated with these plans is recognized by the Company and recorded within Payables to affiliates on the Statement of Financial Condition. Refer to Note 13 "Share-Based Compensation" for additional information.

Leases

The Company's headquarters, certain sales offices and certain office and communication equipment are leased by the Parent under noncancellable operating leases, certain of which contain renewal options, free rent periods and escalation clauses and which expire at various times through 2025.

The Company and Parent's future minimum annual lease payments, net of sublease rental income related to offices used by the Company are as follows:

| *(In thousands of dollars)* | Future Minimum Lease Payments | Sublease Rental Income | Net Lease Payments |
|---|---|---|---|
| 2010 | $ 7,906 | $ 1,583 | $ 6,323 |
| 2011 | 8,121 | 1,491 | 6,630 |
| 2012 | 8,066 | 1,491 | 6,575 |
| 2013 | 8,218 | 1,433 | 6,785 |
| 2014 | 7,424 | 785 | 6,639 |
| Thereafter to 2025 | 55,427 | 458 | 54,969 |
| Total | $ 95,162 | $ 7,241 | $ 87,921 |

Investment Banking and Brokerage Services

From time to time, the Company provides Investment Banking services and brokerage services to MatlinPatterson or its affiliated persons or entities in the ordinary course of its business.

The Company's net receivable from MatlinPatterson of $0.4 million related to these activities and is included within Receivables from affiliates and related parties on the Statement of Financial Condition.

Expenses in the amount of $0.8 million related to the use of fixed assets by the Company during 2009, were borne by the Parent.

## NOTE 11. Subordinated Debt

A select group of management and highly compensated employees were eligible to participate in the Parent's Deferred Compensation Plan for Key Employees (the "Key Employee Plan"). The employees entered into subordinated loans with the Company to provide for the deferral of compensation and employer allocations under the Key Employee Plan. The accounts of the participants of the Key Employee Plan were credited with earnings and/or losses based on the performance of various investment benchmarks selected by the participants. Maturities of the subordinated debt were based on the distribution election made by each participant, which may have been deferred to a later date by the participant. As of February 28, 2007, the Company no longer permits any new amounts to be deferred under the Key Employee Plan.

Principal debt repayment requirements, which occur on or about April 15th of each year, as of December 31, 2009, are as follows:

| *(In thousands of dollars)* | |
|---|---|
| 2010 | $ 287 |
| 2011 | 108 |
| 2012 | 208 |
| 2013 | 185 |
| 2014 | 320 |
| 2015 to 2016 | 89 |
| Total | $ 1,197 |

FINRA has approved the Company's subordinated debt agreements disclosed above. Pursuant to these approvals, these amounts are allowable in the Company's computation of net capital (see Schedule I – "Computation of Net Capital under Rule 15c3-1").

## NOTE 12. Income Taxes

The following is a summary of deferred tax assets and liabilities at December 31:

| *(In thousands of dollars)* | | 2009 |
|---|---|---|
| Deferred tax assets, net | | |
| Share-based compensation | $ | 9,901 |
| Net operating loss carryforwards | | 5,962 |
| Uncertain tax positions | | 877 |
| Deferred revenue | | 418 |
| Investments | | 332 |
| Intangible assets | | 78 |
| Other | | (12) |
| Total net deferred tax asset before valuation allowance | | 17,556 |
| Less: valuation allowance | | - |
| Total deferred tax assets, net | $ | 17,556 |
| | | |
| Deferred tax liabilities | | |
| Accrued compensation | $ | (131) |
| Accrued liabilities | | (20) |
| Total deferred tax liabilities | $ | (151) |

The Company's deferred tax liabilities are recorded within Accrued expenses in the Statement of Financial Condition.

At December 31, 2009, the Company's relative portion of the consolidated group's net operating loss carryforwards are $14.3 million which expire between 2023 and 2027. These net operating loss carryforwards have been reduced by the impact of an annual limitation described in IRC Section 382. In general, IRC Section 382 places an annual limitation on the use of certain tax attributes such as net operating losses. The annual limitation arose as a result of an ownership change of the Company's Parent which occurred on September 21, 2007. For state and local tax purposes such net operating loss carryforwards are subject to various apportionment factors and multiple jurisdictional requirements when utilized that have expiration periods between 4 and 19 years.

The Company had approximately $2.4 million of unrecognized tax benefits and $0.2 million for the payment of interest and penalties accrued at December 31, 2009.

The Company is subject to U.S. federal income tax as well as income tax of multiple state and local jurisdictions. As of December 31, 2009, with few exceptions, the Company was no longer subject to U.S. federal tax or state and local income tax examinations for years before 2005. The Company has an ongoing audit with the State of New York.

## NOTE 13. Share-Based Compensation Plans

The Parent has established the 2007 Incentive Compensation Plan ("Incentive Plan") and the 2003 Non-Employee Directors Stock Plan ("2003 Directors Plan"), collectively ("the Plans") pursuant to which employees of the Company and non employee directors of the Parent have been awarded stock options, restricted stock, and/or restricted stock units of the Parent, which expire at various times through July 2, 2015.

NOTES TO FINANCIAL STATEMENT

The following is a recap of all the Parent's plans as of December 31, 2009:

| | |
|---|---|
| Shares authorized for issuance | 48,801,573 |
| Share awards used: | |
| Stock options granted and outstanding | 4,627,311 |
| Restricted stock awards granted and unvested | 11,204,545 |
| Restricted stock units granted and unvested | 7,073,709 |
| Restricted stock units granted and vested | 3,708,560 |
| Restricted stock units committed not yet granted | 375,000 |
| Total share awards used | 26,989,125 |
| Shares available for future awards | 21,812,448 |

The Incentive Plan allows awards in the form of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code), nonqualified stock options, or restricted stock and restricted stock units. The Incentive Plan imposes a limit on the number of shares of the Parent's common stock that may be subject to awards. On February 6, 2008, the Parent's Board of Directors authorized, and on June 5, 2008, the Parent's shareholders approved, an additional 10,675,000 shares for issuance pursuant to the Incentive Plan. On April 16, 2009, in connection with amending and restating the Incentive Plan, the Parent's Board of Directors authorized and on June 16, 2009, the Parent's shareholders approved an additional 5 million shares for issuance pursuant to the plan. An award relating to shares may be granted if the aggregate number of shares subject to then-outstanding awards, under the Incentive Plan and under the pre-existing plans, plus the number of shares subject to the award being granted do not exceed the sum of (A) 25 percent of the number of shares of the Parent's common stock issued and outstanding immediately prior to the grant plus (B) 15.675 million shares.

The Parent's 2003 Directors Plan allows awards in the form of stock options and restricted shares. The 2003 Director Plan imposes a limit on the number of shares of the Parent's common stock that may be subject to awards. On April 16, 2009, in connection with amending and restating the 2003 Directors Plan, the Parent's Board of Directors authorized and on June 16, 2009, the Parent's shareholders approved, increasing the number of shares available for issuance from 100,000 to 2,000,000 shares.

The restricted stock units committed but not yet granted are awards to be issued in a subsequent year, subject to certain performance conditions being met in such year to the Parent's Chief Executive Officer ("CEO") and the President/Chief Operating Officer ("COO"), as stipulated within their employment agreements. No compensation expense has been allocated to the Company as it is not yet probable that such performance conditions will be met.

Options

Options granted under the Plans established by the Parent have been granted at not less than fair market value, vest over a maximum of five years, and expire five to ten years after grant date. Unvested options are typically forfeited upon termination.

Option transactions of the Parent for the year ended December 31, 2009, under the Plans were as follows:

| | Shares Subject to Option | Weighted Average Exercise Price |
|---|---|---|
| Balance at December 31, 2008 | 7,390,996 | $ 2.51 |
| Options granted | 256,702 | 4.52 |
| Options exercised | (2,539,999) | 1.88 |
| Options forfeited/expired | (480,388) | 4.04 |
| Balance at December 31, 2009 | 4,627,311 | $ 3.29 |

NOTES TO FINANCIAL STATEMENT

The actual tax benefit realized for the tax deductions for share-based compensation was approximately $5.4 million for the year ended December 31, 2009.

For the year ended December 31, 2009, the intrinsic value of options exercised of employees of the Parent was $11.0 million and no cash was received from the exercise of options as a result of cashless exercises where shares were withheld to cover the exercise amount. At December 31, 2009, the 4,627,311 outstanding options had a remaining average contractual term of 4.4 years and had an intrinsic value of $5.6 million. At December 31, 2009, there were 1,090,608 exercisable options had a remaining average contractual term of 4.8 years and had an intrinsic value of $0.9 million.

The following table summarizes information about stock options outstanding under the Parent's Plans at December 31, 2009:

| | Outstanding | | | Exercisable | |
|---|---|---|---|---|---|
| Exercise Price Range | Shares | Average Life (years) | Average Exercise Price | Shares | Average Exercise Price |
| $2.31 | 1,250,000 | 3.1 | $ 2.31 | - | $ - |
| $3.00 | 1,450,000 | 5.0 | 3.00 | 481,666 | 3.00 |
| $4.00 | 1,750,000 | 5.0 | 4.00 | 533,333 | 4.00 |
| $4.61-$7.35 | 177,311 | 4.3 | 5.47 | 75,609 | 5.62 |
| | 4,627,311 | 4.4 | $ 3.29 | 1,090,608 | $ 3.67 |

The Black-Scholes option pricing model is used to determine the fair value of options granted. For the twelve-month period ended December 31, 2009, significant assumptions used to estimate the fair value of share based compensation awards include the following:

| | 2009 |
|---|---|
| Expected term-option | 6.00 |
| Expected volatility | 57.8% |
| Expected dividends | - |
| Risk-free interest rate | 3.0% |

Restricted Stock Awards/Restricted Stock Units

Restricted stock awards and restricted stock units, under the Plans established by the Parent, have been valued at the market value of the Parent's common stock as of the grant date and are amortized over the period in which the restrictions are outstanding, which is typically 3-5 years. During 2009, performance awards were granted to an employee whose ultimate number of units to be received is determined based upon the Parent's pre-tax return on equity. Restricted stock units give a participant the right to receive fully vested shares at the end of a specified deferral period. One advantage of restricted stock units, as compared to restricted stock, is that the period during which the award is deferred as to settlement can be extended past the date the award becomes non-forfeitable, allowing a participant to hold an interest tied to common stock on a tax deferred basis. Prior to settlement, restricted stock units carry no voting or dividend rights associated with stock ownership

Restricted stock awards/Restricted stock units for the year ended December 31, 2009, under the Parent's Plans were as follows:

| | Unvested Restricted Stock Awards | | Weighted Average Grant-Date Fair Value Restricted Stock | Unvested Restricted Stock Units | | Weighted Average Grant Date Fair Value Restricted Stock Unit |
|---|---|---|---|---|---|---|
| Balance at December 31, 2008 | 7,337,546 | $ | 1.90 | 6,303,214 | $ | 1.80 |
| Granted | 5,675,544 | | 5.53 | 3,786,558 | | 4.55 |
| Vested | (1,587,283) | | 1.99 | (2,416,062) | | 1.69 |
| Forfeited | (221,262) | | 2.25 | (600,001) | | 2.43 |
| Balance at December 31, 2009 | 11,204,545 | $ | 3.60 | 7,073,709 | $ | 3.28 |

Included within the table above are 625,622 unvested restricted stock units with performance conditions that have a weighted average grant date fair value $4.46. The total fair value of awards vested of employees of the Parent, based on the market value of the stock on the vest date, during the year ended December 31, 2009 was $20.4 million.

Other

The Company also maintains a tax deferred profit sharing plan (Internal Revenue Code Section 401(k) Plan), which permits eligible employees to defer a percentage of their compensation. Company contributions to eligible participants may be made at the discretion of the Board of Directors of the Company.

At December 31, 2009, there was approximately $1.0 million, of accrued compensation on the Statement of Financial Condition related to deferred compensation plans provided by the Parent and allocated to the Company, which will be paid out between 2010 and 2016. As of February 28, 2007, the Parent no longer permits any new amounts to be deferred under these plans.

## NOTE 14. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $0.25 million or 2% of aggregate debit balances arising from customer transactions. At December 31, 2009, the Company had net capital of approximately $74.2 million, which was approximately $73.9 million in excess of required minimum net capital of $0.25 million.

The Company is also subject to the Commodity Futures Trading Commission's ("CFTC") net capital requirements (Regulation 1.16) which require the maintenance of minimum net capital of $0.25 million as an introducing broker-dealer. At December 31, 2009, the Company had net capital of $74.2 million, which was $73.9 million in excess of required minimum net capital.

## NOTE 15. Trading Activities

As part of its trading activities, the Company provides brokerage and underwriting services to its institutional clients. Trading activities are primarily generated by client order flow resulting in the Company taking positions in order to facilitate institutional client transactions. Interest revenue and expense are integral components of trading activities. In assessing the profitability of trading activities, the Company views net interest and principal transactions revenues in the aggregate. Certain trading activities expose the Company to market and credit risks.

As of December 31, 2009, the Company had approximately $20.8 million of securities owned which were considered non-investment grade. Non-investment grade securities are defined as debt and preferred equity securities rated as BB+ or lower or equivalent ratings by recognized credit rating agencies. These securities have different risks than investment grade rated investments because the companies are typically more highly leveraged and therefore more sensitive to adverse economic conditions and the securities may be more thinly traded or not traded at all.

Market risk represents the risk of loss that may result from the potential change in the value of our trading positions as a result of fluctuations in interest rates, credit spreads and equity prices, as well as changes in the implied volatility of interest rates and equity prices. Market risk is inherent to both derivative and non-derivative financial instruments, and accordingly, the scope of the Company's market risk management procedures cover both non-derivative and derivatives instruments to include all market-risk-sensitive financial instruments. The Company's exposure to market risk is primarily related to principal transactions executed in order to facilitate customer trading activities. The following discussion describes the types of market risk faced by the Company:

*Interest Rate Risk*: Interest rate risk exposure is a consequence of maintaining inventory positions and trading in interest-rate-sensitive financial instruments. In connection with this trading activity, the Company exposes itself to interest rate risk, arising from changes in the level or volatility of interest rates or the shape and slope of the yield curve.

*Prepayment Risk*: Prepayment risk, which is related to the interest rate risk, arises from the possibility that the rate of principal repayment on mortgages will fluctuate, affecting the value of mortgage-backed securities. Prepayments are the full or partial repayment of principal prior to the original term to maturity of a mortgage loan and typically occur due to refinancing of mortgage loans and turnover of housing ownership.

*Credit Spread and Credit Rating Risk:* Credit spread and credit rating risk results from changes in the level or volatility of credit spreads, either as a result of macro market conditions (e.g. risk aversion sentiment) or from idiosyncratic development of certain debt issuers or their sectors.

*Liquidity Risk:* Liquidity risk is the risk that it takes longer or it is more costly than anticipated to sell inventory to raise cash due to adverse market conditions.

*Equity Price Risk*: Equity price risk results from changes in the level or volatility of equity prices, which affect the value of equity securities or instruments that derive their value from a particular stock.

The Company manages its exposure to interest rate and prepayment risk by shorting TBA's, exchange traded treasury futures contracts and government securities. Hedging using government securities and exchange traded treasury futures contracts protects the Company from movements in the yield curve and changes in general levels of interest rates. Hedging using TBAs minimizes the basis risk between the mortgage-backed securities market and government securities market. The settlement of these transactions is not expected to have a material effect upon the Company's financial statements.

Our best strategy to manage credit spread and credit rating risk is high inventory turnover, where we minimize the amount and time window we hold these securities, in some cases by arranging the sale before committing to the purchase. Given this strategy, we maintain low inventory levels in these securities despite the rising revenue and trading volumes in these areas.

The Company's primary source of funding is through its clearing broker and repurchase markets. While the Company does not currently have additional committed sources of borrowing, the Company has various strategies, policies and processes in place to monitor and mitigate liquidity risk including maintaining excess liquidity, maintaining conservative leverage rations, diversifying our funding sources and actively managing the asset/liability terms of our trading business.

The Company does not currently make markets in equity securities or maintain significant equity security positions in inventory and is therefore not significantly exposed to equity price risk.

The Company also has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2009 at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2009.

Credit Risk

The Company is exposed to risk of loss if an issuer or counterparty fails to perform its obligations under contractual terms ("default risk"). The Company has established policies and procedures for mitigating credit risks on principal transactions, including reviewing and establishing limits for credit exposure, requiring collateral to be pledged, and assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. In addition, the Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Concentrations of Credit and Liquidity Risk

The Company's exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. The Company's most significant industry credit concentration is with financial institutions. Financial institutions include other brokers and dealers, commercial banks, finance companies, insurance companies and investment companies. This concentration arises in the normal course of the Company's brokerage, trading, financing, and underwriting activities. To reduce the potential for concentration risk, credit limits are established and monitored in light of changing counterparty and market conditions. The Company also purchases securities and may have significant positions in its inventory subject to market and credit risk. Should the Company find it necessary to sell such a security, it may not be able to realize the full carrying value of the security due to the significance of the position sold. In order to control these risks, securities positions are monitored on at least a daily basis.

The Company's customers' and principal securities transactions are cleared through third party clearing agreements on a fully disclosed basis. Under these agreements, the clearing agents settle these transactions on a fully disclosed basis, collect margin receivables related to these transactions, monitor the credit standing and required margin levels related to these customers and, pursuant to margin guidelines, require the customer to deposit additional collateral with them or to reduce positions, if necessary.

In the normal course of business, the Company guarantees certain providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under this arrangement and has not recorded any contingent liability in the financial statements for this indemnification.

## NOTE 16. Subsequent Events

On February 21, 2010, the Company's Parent and Lee Fensterstock reached a mutual agreement pursuant to which Mr. Fensterstock has resigned as a director of the Parent as well as from his position as Chief Executive Officer of the Parent. In connection with his departure, Mr. Fensterstock is generally entitled to 12 months continued base salary and health care benefits, and his outstanding equity award agreements. Mr. Fenterstock's release of claims against the Company includes both non-solicitation/no hire covenants and non-competition restrictions.

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

**Report of Independent Auditors on Internal Control**
**Required by SEC Rule 17a-5 and CFTC Regulation 1.16**

To the Shareholder of
Broadpoint Capital, Inc.:

In planning and performing our audit of the financial statements of Broadpoint Capital, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and
5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Because the Company does not carry commodity accounts for customers or perform custodial functions relating to customer's commodity accounts; we did not review the practices and procedures followed by the Company in any of the following:

1. Making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and
2. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to

provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 10, 2010

PRICEWATERHOUSECOOPERS



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

**Report of Independent Accountants**

To the Board of Directors and Shareholder of
Broadpoint Capital, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Broadpoint Capital, Inc. (herein the "Company") for the period from April 1, 2009 through December 31, 2009, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T during the period ended December, 31, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009 ('Form SIPC-7T') with the respective cash disbursement records as follows:
    a. Payment of $200,998 as shown as the sum of the balances per check number 390272 of $150 date posted of 03/17/09 for the checking account number 780265104 and check number 1751 of $200,848 date posted of 07/31/09 for the checking account number 66002044, noting no difference.
    b. Payment of $370,676 as shown on the check number 1792 for the checking account number 66002044 dated 02/24/10, noting no difference.
2. Compared Total Revenue reported on page 2, item 2a of Form SIPC-7T of $249,487,499 with the sum of Total Revenue reported on audited financial statements for the year ended December 31, 2009 ('Financial Statements') of $314,846,000 and Total net revenues from discontinued operations reported on audited financial statements for the year ended December 31, 2009 of $42,000, less the revenues reported on the Company's quarterly Focus Report for the period from January 1, 2009 to March 31, 2009 ('Q1 Focus Report'), line 12, of $65,400,274. The amount reported as Total Revenue on page 2, item 2a of Form SIPC-7T of $249,487,499 was smaller by $227.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:
    a. Compared the addition amount reported on page 2, item 2b, line 7 of Form SIPC-7T of $26,940 to the aggregate sum of Total realized and unrealized gains (losses) reported on the trial balance for the quarter ended June 30, 2009 of $26,765, Total realized and unrealized gains (losses) reported on the trial balance for the quarter ended September 30, 2009 for $150, and Total realized and unrealized gains (losses)

reported on the trial balance for the quarter ended December 31, 2009 for $ 25, noting no difference.

b. Compared the deduction amount reported on page 2, item 2c, line 3 of Form SIPC-7T of $2,626,967 to Clearing, Settlement & Brokerage Costs reported on the trial balance for the year ended December 31, 2009 of $3,055,590 less the aforementioned items on the trial Balance for the quarter ended March 31, 2009 of $428,623, noting no differences.
c. Compared the deduction amount reported on page 2, item 2c, line 7 of Form SIPC-7T of $501,940 to direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business as reported on the trial Balance for the year ended December 31, 2009 of $605,137 less the aforementioned items on the trial balance for the quarter ended March 31, 2009 of $103,198. The amount reported on page 2, item 2c, line 7 of Form SIPC-7T of $501,940 was greater by $1.
d. Compared the deduction amount reported on page 2, item 2c, line 8 of Form SIPC-7T of $334,646 to Other Operating Income reported on the trial Balance for the year ended December 31, 2009 of $334,069 less the aforementioned items on the Trial Balance for the quarter ended March 31, 2009 of $0. We noted that the amount reported on page 2, item 2c, line 8 of Form SIPC-7T of $334,646 was greater by $577.
e. Compared deductions on line 9(i), total interest and dividend expense of $17,381,115 to the aggregate sum of interest expense reported on the Financial Statements of $21,683,000 less the revenues reported on the Company's quarterly Focus Report for the period from January 1, 2009 to March 31, 2009 ('Q1 Focus Report'), line 22, of $4,301,844. The amount reported on line 9(i), total interest and dividend expense of $17,381,115 was greater by $41.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T, as follows:
   a. Recalculated the line item "Total Deductions" by adding item 2c, line 3, item 2c, line 7, item 2c, line 8 and line 9(i) noting no differences;
   b. Recalculated the amount in the line titled "SIPC Net Operating Revenues" on page 2, line 2d of $228,669,771 by subtracting line "Total Deductions" from the sum of page 2 line 2a "Total Revenue" and page 2 "Total additions", noting no differences;
   c. Recalculated the amount in the line titled "General Assessment @ .0025" on page 2, line 2e of $571,674 of the Form SIPC-7T by multiplying line 2d "SIPC Net Operating Revenues" times .0025 noting no differences;
   d. Compared the amount in the line titled "General Assessment" on page 1, line 2A of $571,674 to line 2e, General Assessment @ .0025", noting no differences; and
   e. Recalculated line F "Total assessment balance and interest due" of $370,676 by subtracting line 2B from line 2A, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 10, 2010

**SIPC-7T**

(29-REV 12/09)

# SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

## Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7T**

(29-REV 12/09)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

002018 FINRA DEC
BROADPOINT CAPITAL INC 5*5
12 E 49TH ST 31ST FL
NEW YORK NY 10017-1028

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MR. ARNOLD SARABELLA - (212) 273-7177

| | | |
|---|---|---|
| 2. A. | General Assessment [item 2e from page 2 (not less than $150 minimum)] | $ 571,674 |
| B. | Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) | ( 200,998 ) |
| | ______ Date Paid | |
| C. | Less prior overpayment applied | ( -0- ) |
| D. | Assessment balance due or (overpayment) | 370,676 |
| E. | Interest computed on late payment (see instruction E) for ______ days at 20% per annum | -0- |
| F. | Total assessment balance and interest due (or overpayment carried forward) | $ 370,676 |
| G. | PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 370,676 | |
| H. | Overpayment carried forward $( ______ ) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BROADPOINT CAPITAL INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19 day of FEBRUARY, 20 10.

CHIEF EXECUTIVE OFFICER
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 249,487,499 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | 26,940 |
| Total additions | 26,940 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | -0- |
| (2) Revenues from commodity transactions. | -0- |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 2,626,967 |
| (4) Reimbursements for postage in connection with proxy solicitation. | -0- |
| (5) Net gain from securities in investment accounts. | -0- |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | -0- |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | 501,940 |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): OTHER | 334,646 |

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 17,381,115

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-

| | |
|---|---|
| Enter the greater of line (i) or (ii) | 17,381,115 |
| Total deductions | 20,844,668 |
| 2d. SIPC Net Operating Revenues | $ 228,669,771 |
| 2e. General Assessment @ .0025 | $ 571,674 |

(to page 1 but not less than $150 minimum)